LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) †

215 Fries Mill Road

Turnersville, New Jersey 08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

(1-866) 272-8505 (Fax)

April 22, 2019

VIA EDGAR

Anu Dubey, Staff Counsel

Ed Bartz, Staff Counsel

U.S. Securities and Exchange Commission
Division of Investment Management

Office of Disclosure and Review

100 F Street N.E.
Washington DC 20549

Re:

Monteagle Funds – Smart Diversification Fund

File Nos. 333-41461; 811-08529

Dear Ms. Dubey and Mr. Bartz:

Kindly accept this letter on behalf of Monteagle Funds (“Registrant”), set forth below are the comments that were expressed in my telephone conversations with Ms. Dubey on February 26, 2019 and April 11, 2019 and with Mr. Bartz on April 19, 2019 regarding the registrant’s Post-Effective Amendment No. 71 filed with the Securities and Exchange Commission (“SEC”) on January 29, 2019, and the responses thereto.  Your comments are set forth in italics and are followed by the Registrant’s responses on behalf of its separate series the Monteagle Smart Diversification Fund, which are reflected in the red-tagged Post-Effective Amendment No. 78, as filed with the SEC today.

The registrant’s responses are as follows:

In General

1.

Please confirm to us that the Prospectus in this 485A filing will not be used to sell shares of the Fund until the registration statement is effective.

Response:  The Registrant confirms that the Prospectus set forth in the referenced 485(a) filing will not be used to sell shares of the Fund until the proposed registration statement is effective.

Ms. Anu Dubey

Mr. Ed Bartz

April 22, 2019

Prospectus

2.

Consider deleting the “Maximum Sales Charge (Load) Imposed on Reinvested Dividends” line item and the “Exchange Fee” line item from the Fees and Expenses Table since both classes do not charge those fees.

Response: The Registrant has deleted the referenced lines in the “Fees and Expenses Table.”

3.

Confirm that the percentage for the “Acquired Underlying Fund Fees and Expenses” in the Fees and Expenses Table is correct.

Response: The Registrant has revised the percentage to more accurately reflect the estimated Acquired Underlying Fund Fees and Expenses.

4.

Consider deleting the last sentence of footnote #3 to the Fees and Expenses table as it was already stated in footnote #2.

Response: The Registrant has deleted the referenced sentence.

5.

Consider revising the “Principal Investment Strategies” to expand upon the Smart Diversification® strategy.

Response: The Registrant has revised the Principal Investment Strategies to expand upon the Smart Diversification® strategy.

6.

Clarify in the last paragraph under “Principal Investment Strategies” what alternative/specialty ETFs will include.

Response: The Registrant has added disclosure to clarify what alternative/specialty ETFs include.

7.

Consider including a separate interest rate risk factor under “Principal Investment Risks” starting on page 3 because the fund can invest significantly in fixed income securities. Further, because there is no limit on the duration of the Fund’s holdings of fixed income securities through the Fund’s ETFs, include an example in the interest rate risk factor that shows the effects of a 1% interest rate increase on a security or on a portfolio with a 10-year duration.

Response: The Registrant has revised the “Interest Rate Risk” as shown below in the Fund’s “Principal Risks” section.

Interest Rate Risk. The Fund’s fixed income investments are subject to interest rate risk, which generally causes the value of a fixed income portfolio to decrease when interest rates rise resulting in a decrease in the Fund’s net assets.

Ms. Anu Dubey

Mr. Ed Bartz

April 22, 2019

For example, if interest rates increase by 1%, assuming a current portfolio duration of 10 years, and all other factors being equal, the value of the Fund’s investments would be expected to decrease by 10%.

The Fund may be subject to a greater risk of rising interest rates due to the recent period of historically low rates and the effect of potential government fiscal policy initiatives and resulting market reaction to those initiatives. Interest rate fluctuations tend to have a greater impact on fixed income-securities with a greater time to maturity and/or lower coupon.  A fund with a longer average portfolio duration will be more sensitive to changes in interest rates than a fund with a shorter average portfolio duration. In periods of market volatility, the market values of fixed income securities may be more sensitive to changes in interest rates.

8.

Consider listing the “Principal Investment Risks” in order of importance rather than in alphabetical order.

Response: The Registrant has listed the principal investment risks in order of importance.

9.

Consider revising the “Alternative and Specialty Assets Risk” under the “Principal Investment Risks” clarifying the term “alternative assets” and whether they include anything other than commodities. Further, clarify what specialty ETFs include.

Response: The Registrant has provided additional disclosure clarifying this risk section.

10.

Consider including a standalone risk factor for gold, if appropriate.

Response: The Registrant has provided risk disclosure in response to this comment.

11.

Confirm if the management fee to the Adviser is a unitary fee out of which the Adviser pays the service providers.

Response: The Registrant has revised the referenced sentence in response to this comment.

12.

Relative to the Fund’s redemption of fund shares disclosure, include additional disclosure as required by Items 11(c)(7) and (8) of the N-1A instructions and further consider disclosing additional details about the practice to redeem in kind, such as whether those redemptions are made using pro rata slices of portfolio assets, individual securities or representative baskets of securities.

Response: The Registrant believes that its current disclosure satisfies the requirements set forth in Items 11(c)(7) and (8) of the N-1A instructions as the Registrant’s disclosure states that the redemption typically pays out in seven (7) days and that the redemption request is met first with

Ms. Anu Dubey

Mr. Ed Bartz

April 22, 2019

cash or cash equivalents. However, the Registrant has added the following disclosure under the paragraph entitled “Selling Shares”:

The Fund typically expects to pay redemption proceeds one (1) business day following receipt of a redemption order. However, payment may take longer than one (1) business day and may take up to seven (7) days as generally permitted by the Investment Company Act of 1940, as amended. Delays may occur in cases of very large redemptions, excessive trading or during unusual market conditions. Under unusual circumstances as provided by the rules of the SEC, the Fund may delay payment of redemption proceeds for more than seven (7) days. The Fund will redeem your shares when the redemption request is received in good order; however, if you recently purchased your shares by check and the Fund has not yet collected payment for those shares, your redemption proceeds will only be released when the Fund is reasonably satisfied that the check has cleared, which may take up to 15 calendar days.

As to the suggestion to provide additional disclosure regarding the fund’s redemptions in-kind, additional disclosure has been provided as follows:

Redemptions. The Fund typically expects to satisfy requests by using holdings of cash or cash equivalents or selling portfolio assets. On a less regular basis, and if the Adviser believes it is in the best interest of the Fund and its shareholders not to sell portfolio assets, the Fund may satisfy redemption requests by using short-term borrowing from the Fund’s custodian to the extent such arrangements are in place with the custodian. In addition to paying redemption proceeds in cash, the Fund reserves the right to make payment for a redemption in securities rather than cash, which is known as a “redemption in kind.” While the Fund does not intend, under normal circumstances, to redeem its shares by payment in kind, it is possible that conditions may arise in the future which would, in the opinion of the Trustees, make it undesirable for the Fund to pay for all redemptions in cash. In such a case, the Trustees may authorize payment to be made in readily marketable portfolio securities of the Fund, either through the distribution of selected individual portfolio securities or a pro-rata distribution of all portfolio securities held by the Fund. Securities delivered in payment of redemptions would be valued at the same value assigned to them in computing the Fund’s net asset value per share. Shareholders receiving them may incur brokerage costs when these securities are sold and will be subject to market risk until such securities are sold. An irrevocable election has been filed under Rule 18f-1 of the 1940 Act, wherein the Fund must pay redemptions in cash, rather than in kind, to any shareholder of record of the Fund who redeems during any 90-day period, the lesser of (a) $250,000 or (b) 1% of the Fund’s net asset value at the beginning of such period. Redemption requests in excess of this limit may be satisfied in cash or in kind at the Fund’s election. The Fund’s methods of satisfying shareholder redemption requests will normally be used during both regular and stressed market conditions.

Ms. Anu Dubey

Mr. Ed Bartz

April 22, 2019

13.

Consider disclosing whether the board has adopted policies regarding frequent purchases and redemptions of fund shares required by Item 11(e)(2) of Form N-1A.

Response: The Registrant has revised the applicable disclosure to reflect that Board has adopted policies and procedures regarding frequent trading pursuant to the referenced instructions. Accordingly, the following disclosure has been included:

To minimize harm to the Fund and its shareholders, the Board of Trustees has adopted policy and procedures directing the Funds to reject any purchase order with respect to one investor, a related group of investors or their agent(s), where it detects a pattern of purchases and sales of a Fund that indicates market timing or trading that it determines is abusive.

14.

Please ensure that revisions are made pursuant to comments from the summary strategies and risks throughout the Prospectus, as applicable.

Response: The Registrant confirms that the changes made in the summary strategies and risk are made throughout the Prospectus as applicable.

15.

Please revise the “Duration” section under the “Concepts to Understand” to reflect that the effect of a one-percent increase in interest rates will mean that the price of a bond with a duration of 10 years will decrease by 10%.

Response: The Registrant has revised the disclosure as suggested.

16.

Consider adding the portfolio turnover risk to the summary prospectus. Also consider adding a reference in the principal strategies that the Fund will engage in frequent trading.

Response: The Registrant has added the suggested disclosure.

Statement of Additional Information

1.

Consider revising the second paragraph of the cover page that references other funds.

Response: The Registrant confirms that this SAI relates only to the Smart Diversification Fund.

2.

Include a fundamental policy on “borrowing” as required under Item 16 of Form N-1A.

Response: The Registrant has included the fundamental investment policy relating to “borrowing”.

3.

Delete the phrase “other shares on investment companies” from the sentence beginning, “This limitation does not apply…” under the Concentration fundamental limitation.

Ms. Anu Dubey

Mr. Ed Bartz

April 22, 2019

Response: The Registrant has deleted the referenced phrase from the Concentration fundamental limitation.

4.

In relation to the Financial Statements section on page 32, please confirm whether this Statement of Additional Information applies to all Monteagle Fund or just the Smart Diversification Fund.

Response: The Registrant confirms that this SAI relates only to the Smart Diversification Fund.

Part C – Other Information

1.

It appears that the Fund will utilize a unitary fee structure. However, the service provider agreements are in the name of the Fund. Please supplementally describe how the agreements are structured and if the Fund is paying for fund expenses such as custody, administration and fund accounting and subject to related liability from service providers, subject to reimbursement from the adviser. Consider revising the service provider agreements so that the Adviser is party to them, in harmony with what is stated in the Prospectus and Statement of Additional Information.

Response: The Registrant confirms that the Advisor has contractually agreed, pursuant to the terms set forth in the Management Agreement between the Trust, the Fund and the Advisor, to satisfy all the fees associated with the Fund’s service providers, except as otherwise disclosed in the filing.  The Registrant will undergo a comprehensive review of each of the Fund’s service provider agreements, in particular, the Custody Agreement, and take such steps as are appropriate to ensure the Advisor’s contractual commitment in this regard.  To the extent that appropriate amendments to these agreements are deemed necessary, the amended agreements will be filed on Edgar a as POS-EX filing when approved pursuant to the appropriate Investment Company Act of 1940 rules and regulations.

Thank you for your kind attention to the matter.  Should you have any questions, please contact me.

Sincerely,

/s/ C. Richard Ropka

C. Richard Ropka, Esq.